FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

www.freegoldventures.com

Freegold appoints Jeff Woods as Vice President Project Development

January 11, 2007, (Vancouver, BC) - Freegold Ventures Limited ("Freegold") announces the appointment of Jeffrey L. Woods as the Company's Vice President of Project Development.  Mr. Woods is a metallurgical engineer with 23 years of experience in mine development and mineral processing, and has an excellent track record in designing, building and operating gold processing facilities throughout North America.

Highlights from Jeff’s career include being part of the commissioning and operating team for the Hycroft-Crofoot gold mine in Nevada.  Hycroft is a large tonnage, disseminated gold deposit, similar to Freegold’s Almaden deposit.  Hycroft produced approximately 1.1 million ounces of gold as an open pit, heap leach mine with average grades comparable to those at Almaden.  Jeff also served on the commissioning and operating team of Kennecott’s 15,000 ton per day Rawhide open pit, heap leach mine in Nevada and Santa Fe Gold/Newmont’s autoclave, flotation and CIL plant expansions at the Lone Tree Mine in Nevada.  In addition, Jeff has acted as Senior Metallurgical Engineer or Project Manager for numerous mine feasibility studies, mine developments, project expansions and operations, including the Kennsington gold project in Alaska, a cobalt mine concentrate and hydrometallurgical plant in Idaho, and numerous plant modifications for Newmont.

Jeff has established and run three full scale metallurgical laboratories, and was the founder and President of Woods-Gelati, Inc., a Nevada based environmental and process engineering consulting firm.  Most recently, Jeff was a Senior Process Engineer/Project Manager at the Washington Group in Denver, and prior to that a Senior Processing Engineer at Hatch Limited in Vancouver, two of the world’s leading minerals engineering firms.

Steve Manz, President and CEO stated, "Jeff’s expertise is the perfect complement to our existing development-oriented management team, and his experience in designing and starting up numerous gold mines adds to our collective experience in having previously transitioned a number of companies from gold explorers into producers. Jeff was Hatch’s team leader when they undertook a technical review of our Almaden project last year, and we were impressed with his abilities, his project enhancement recommendations, and his enthusiasm for the project.  In Jeff’s new role with Freegold he will be instrumental in managing our feasibility study update and permitting at Almaden, as well as in helping us advance our Golden Summit project in Alaska, and in the ongoing evaluation of acquisition opportunities.”

In conjunction with his appointment, Mr. Woods has been granted 350,000 stock options at an exercise price of $0.50 which shall vest quarterly over a two year period and which have a term of five years, and 400,000 nominal value performance shares which shall vest quarterly over a two year period.  The foregoing are subject to regulatory approval.

Freegold Ventures Limited News Release

January 11, 2007

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company that is actively exploring advanced-stage gold projects in Idaho (Almaden) and Alaska (Golden Summit). Freegold holds a 100% lease interest in the Almaden gold project in Idaho. This large tonnage, disseminated, epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently in the midst of a 34,000-foot drilling program aimed at further expanding the size of the resource prior to updating the feasibility study in 2007.  Freegold has also discovered new high-grade veins in surface trenching at its Golden Summit project outside Fairbanks, and has recently completed the stockpiling of 10,000 tons of bulk sample material that will be processed in the spring of 2007. Ongoing trenching and sampling continues to expand these new veins and shear zones which remain open in all directions.

On behalf of the Board of Directors

For further information:

Investor Relations:

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

ir@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

Freegold Ventures Limited News Release

January 11, 2007